UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of August 2017

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-209455) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2017

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Zenta Morokawa
Name:	Zenta Morokawa
Title:	Chief Manager Documentation & Corporate Secretary Department
Corporate Administration Division

English Translation of Excerpts from Quarterly Securities Report Filed in Japan

This document is an English translation of selected information included in the Quarterly Securities Report for the quarter ended June 30, 2017 filed by Mitsubishi UFJ Financial Group, Inc. (“MUFG” or “we”) with the Kanto Local Financial Bureau, the Ministry of Finance of Japan, on August 14, 2017 (the “Quarterly Securities Report”). An English translation of certain information included in the Quarterly Securities Report was previously submitted in a report on Form 6-K dated August 1, 2017. Accordingly, this document should be read together with the previously submitted report.

The Quarterly Securities Report has been prepared and filed in Japan in accordance with applicable Japanese disclosure requirements as well as generally accepted accounting principles in Japan (“J-GAAP”). There are significant differences between J-GAAP and generally accepted accounting principles in the United States. In addition, the Quarterly Securities Report is intended to update prior disclosures filed by MUFG in Japan and discusses selected recent developments in the context of those prior disclosures. Accordingly, the Quarterly Securities Report may not contain all of the information that is important to you. For a more complete discussion of the background to information provided in the Quarterly Securities Report disclosure, please see our annual report on Form 20-F for the fiscal year ended March 31, 2017 and the other reports filed with or submitted to the U.S. Securities and Exchange Commission by MUFG.

Additional Japanese GAAP Financial Information for the three months ended June 30, 2017

1.	Changes in the Scope of Consolidation or Application of the Equity Method

I.	Significant changes in the scope of consolidation

None.

II. Significant changes in the scope of application of the equity method

None.

2.	Consolidated Balance Sheets

I.	Risk-monitored loans included in “Loans and bills discounted”

	(in millions of yen)
	March 31, 2017	June 30, 2017
Loans to bankrupt borrowers	¥46,498	¥47,060
Non-accrual delinquent loans	738,103	716,718
Accruing loans contractually past due 3 months or more	46,301	46,825
Restructured loans	708,354	637,795

Total	¥1,539,258	¥1,448,399

The amounts above represent gross amounts before the deduction of allowance for credit losses.

II.	The principal amount of money trusts entrusted to domestic trust banking subsidiaries, for which repayment of the principal to the customers was guaranteed

	(in millions of yen)
	March 31, 2017	June 30, 2017
Principal-guaranteed money trusts	¥6,678,398	¥6,188,356

III.	Guarantee obligations for private placement bonds (provided in accordance with the Article 2-3 of the Financial Instruments and Exchange Law) among the bonds and other securities included in “Securities”

	(in millions of yen)
	March 31, 2017	June 30, 2017
Guarantee obligations for private placement bonds	¥563,884	¥547,929

IV.	Contingent liabilities
(Litigation)
In the ordinary course of business, MUFG is subject to various litigation and regulatory matters. In accordance with applicable accounting guidance, MUFG establishes a Reserve for Contingent Losses arising from litigation and regulatory matters when they are determined to be probable in their occurrences and the probable loss amount can be reasonably estimated. Based upon current knowledge and consultation with counsel, management believes the eventual outcome of such litigation and regulatory matters, where losses are probable and the probable loss amounts can be reasonably estimated, would not have a material adverse effect on the MUFG’s financial position, results of operations or cash flows.

Management also believes the amount of loss that is reasonably possible, but not probable, from various litigation and regulatory matters is not material to MUFG’s financial position, results of operations or cash flows.

3.	Consolidated Statements of Income

“Other ordinary income” for the periods indicated included the following:

	(in millions of yen)
	For the three months ended June 30,
	2016	2017
Equity in gains of the equity method investees	¥61,116	¥68,021
Gains on sales of equity securities	25,478	31,120

“Other ordinary expenses” for the periods indicated included the following:

	(in millions of yen)
	For the three months ended June 30,
	2016	2017
Write-offs of loans	¥27,636	¥33,597
Provision for reserve for contingent losses	5,680	28,131
Provision for allowance for credit losses	40,334	—

4.	Consolidated Statements of Cash Flows

No consolidated statements of cash flows have been prepared for the three months periods ended June 30, 2016 and 2017.
Depreciation (including amortization of intangible assets other than goodwill) and amortization of goodwill for the periods indicated were as follows:

	(in millions of yen)
	For the three months ended June 30,
	2016	2017
Depreciation	¥75,716	¥78,784
Amortization of goodwill	4,037	4,244

5.	Shareholders’ Equity

For the three months ended June 30, 2016

I.	Cash dividends

Date of approval	Type of stock	Total Dividends (in millions of yen)	Dividend per share (yen)	Dividend record date	Effective date	Source of dividends
Annual General Meeting of Shareholders on June 29, 2016	Common stock	124,116	9	March 31, 2016	June 29, 2016	Retained earnings

II.	Dividends the record date for which fell within the three months periods and the effective date of which was after the end of the three months periods

None.

For the three months ended June 30, 2017

I.	Cash dividends

Date of approval	Type of stock	Total Dividends (in millions of yen)	Dividend per share (yen)	Dividend record date	Effective date	Source of dividends
Annual General Meeting of Shareholders on June 29, 2017	Common stock	121,160	9	March 31, 2017	June 30, 2017	Retained earnings

II.	Dividends the record date for which fell within the three months periods and the effective date of which was after the end of the three months periods

None.

6.  Segment Information

I.   Business segment information

(1) Information on net revenue and operating profit (loss) for each reporting segment

For the three months ended June 30, 2016

	(in millions of yen)
	For the three months ended June 30, 2016
	Retail Banking Business Group	Corporate Banking Business Group	Global Business Group	Trust Assets Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Net revenue	¥284,760	¥228,889	¥305,447	¥41,903	¥820,856	¥207,730	¥(14,582)	¥1,014,004
Operating expenses	237,523	142,167	198,608	26,402	568,285	51,672	44,394	664,351

Operating profit (loss)	¥47,237	¥86,721	¥106,838	¥15,500	¥252,570	¥156,058	¥(58,976)	¥349,652

(Notes)

1.	“Net revenue” in the above table is used in lieu of net sales generally used by Japanese non-financial companies.
2.	“Net revenue” includes net interest income, trust fees, net fees and commissions, net trading profit, and net other operating profit.
3.	“Operating expenses” includes personnel expenses and premise expenses.
4.	“Net revenue” and “Operating expenses” for each of the Corporate Banking Business Group and the Global Business Group include net revenue and operating expenses relating to overseas Japanese corporate transactions.
The amounts relating to such transactions included in each of these reporting segments are as follows: ¥ 40,145 million of net revenue, ¥36,417 million of operating expenses and ¥ 3,727 million of operating profit. Adjustments have been made by deducting these amounts from the Total of Customer Business.

For the three months ended June 30, 2017

	(in millions of yen)
	For the three months ended June 30, 2017
	Retail Banking Business Group	Corporate Banking Business Group	Global Business Group	Trust Assets Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Net revenue	¥293,447	¥216,258	¥309,722	¥44,053	¥819,184	¥202,127	¥7,730	¥1,029,042
Operating expenses	235,409	144,224	212,936	28,062	582,402	55,292	46,245	683,940

Operating profit (loss)	¥58,038	¥72,033	¥96,785	¥15,991	¥236,781	¥146,834	¥(38,514)	¥345,101

(Notes)

1.	“Net revenue” in the above table is used in lieu of net sales generally used by Japanese non-financial companies.
2.	“Net revenue” includes net interest income, trust fees, net fees and commissions, net trading profit, and net other operating profit.
3.	“Operating expenses” includes personnel expenses and premise expenses.
4.	“Net revenue” and “Operating expenses” for each of the Corporate Banking Business Group and the Global Business Group include net revenue and operating expenses relating to overseas Japanese corporate transactions.
The amounts relating to such transactions included in each of these reporting segments are as follows: ¥ 44,297 million of net revenue, ¥38,230 million of operating expenses and ¥ 6,066 million of operating profit. Adjustments have been made by deducting these amounts from the Total of Customer Business.

(2)	Reconciliation of the total operating profit in each of the above tables to the ordinary profit in the consolidated statements of income for the corresponding three months periods

	(in millions of yen)
	For the three months ended June 30,
	2016	2017
Total operating profit of reporting segments	¥349,652	¥345,101
Operating profit of consolidated subsidiaries excluded from reporting segments	13,711	5,868
Provision for general allowance for credit losses	(11,452)	—
Credit related expenses	(56,938)	(59,378)
Reversal of allowance for credit losses	—	18,792
Gains on collection of bad debts	12,865	20,500
Net gains on equity securities and other securities	1,710	24,266
Equity in gains of the equity method investees	61,116	68,021
Others	(29,851)	(25,695)

Ordinary profit in the consolidated statements of income	¥340,812	¥397,476

(3)	Changes in reporting segments
From the three months ended June 30, 2017, MUFG has reflected changes in the allocation of net revenue and operating expenses among reporting segments.
Accordingly, the business segment information for the three months ended June 30, 2016 has been restated based on the new allocation.

7.	Financial Instruments

There are no material changes to be disclosed as of June 30, 2017 compared to March 31, 2017.

8.	Securities

There are no material changes to be disclosed as of June 30, 2017 compared to March 31, 2017.

9.	Money Held in Trust

There are no material changes to be disclosed as of June 30, 2017 compared to March 31, 2017.

10.	Derivatives

The following shows those derivatives as of June 30, 2017 which were deemed material in the management of our group company businesses and showed material changes as compared to those as of March 31, 2017.

I.	Currency-related derivatives

		(in millions of yen)
		March 31, 2017
Classification	Type of transaction	Contract amount	Fair value	Valuation gains (losses)
Transactions listed on exchanges	Currency futures	¥552,865	¥(3,750)	¥(3,750)
Over-the-counter (“OTC”) transactions	Currency swaps	57,568,038	(65,667)	(65,667)
	Forward contracts on foreign exchange	120,447,312	72,713	72,713
	Currency options	15,290,877	14,445	59,351

	Total	—	¥17,740	¥62,646

Notes:

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	Those derivatives transactions to which the hedge accounting is applied as described in JICPA Industry Audit Committee Report No. 25 “Treatment of Accounting and Auditing concerning Accounting for Foreign Currency Transactions in the Banking Industry” (July 29, 2002) (“JICPA Industry Audit Committee Report No. 25”) and other relevant standards are excluded from the above table.

		(in millions of yen)
		June 30, 2017
Classification	Type of transaction	Contract amount	Fair value	Valuation gains (losses)
Transactions listed on exchanges	Currency futures	¥627,613	¥(1,323)	¥(1,323)
OTC transactions	Currency swaps	59,772,364	104,303	104,303
	Forward contracts on foreign exchange	116,110,131	43,835	43,835
	Currency options	13,865,060	4,407	44,286

	Total	—	¥151,221	¥191,100

Notes:

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	Those derivatives transactions to which the hedge accounting is applied as described in JICPA Industry Audit Committee Report No. 25 and other relevant standards are excluded from the above table.

II.	Equity-related derivatives

		(in millions of yen)
		March 31, 2017
Classification	Type of transaction	Contract amount	Fair value	Valuation gains (losses)
Transactions listed on exchanges	Stock index futures	¥927,570	¥16,462	¥16,462
	Stock index options	1,526,029	(29,893)	7,146
OTC transactions	OTC securities option transactions	1,229,248	14,380	24,022
	OTC securities index swap transactions	596,888	20,484	20,484
	Forward transactions in OTC securities indexes	69,583	(1,075)	(1,075)

	Total	—	¥20,358	¥67,039

Notes:

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	Those derivatives transactions to which the hedge accounting is applied are excluded from the above table.

		(in millions of yen)
		June 30, 2017
Classification	Type of transaction	Contract amount	Fair value	Valuation gains (losses)
Transactions listed on exchanges	Stock index futures	¥851,661	¥8,128	¥8,128
	Stock index options	1,934,399	(26,736)	11,898
OTC transactions	OTC securities option transactions	1,348,151	12,047	23,325
	OTC securities index swap transactions	744,067	13,886	13,886
	Forward transactions in OTC securities indexes	28,694	905	905

	Total	—	¥8,231	¥58,145

Notes:

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	Those derivatives transactions to which the hedge accounting is applied are excluded from the above table.

III.	Bond-related derivatives

		(in millions of yen)
		March 31, 2017
Classification	Type of transaction	Contract amount	Fair value	Valuation gains (losses)
Transactions listed on exchanges	Bond futures	¥1,113,861	¥3,583	¥3,583
	Bond futures options	1,053,852	(721)	(121)
OTC transactions	Bond OTC options	531,044	(149)	(152)
	Bond forward contracts	1,755,354	777	777
	Bond OTC swaps	275,314	(2,626)	(2,626)
	Total return swaps	237,243	10,223	10,223

	Total	—	¥11,086	¥11,683

Notes:

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	Those derivatives transactions to which the hedge accounting is applied are excluded from the above table.

		(in millions of yen)
		June 30, 2017
Classification	Type of transaction	Contract amount	Fair value	Valuation gains (losses)
Transactions listed on exchanges	Bond futures	¥1,612,797	¥6,159	¥6,159
	Bond futures options	4,161,602	2,262	3,155
OTC transactions	Bond OTC options	320,046	(59)	(200)
	Bond forward contracts	2,031,543	(1,897)	(1,897)
	Bond OTC swaps	165,864	(3,019)	(3,019)
	Total return swaps	228,918	1,034	1,034

	Total	—	¥4,479	¥5,231

Notes:

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	Those derivatives transactions to which the hedge accounting is applied are excluded from the above table.

IV. Credit-related derivatives

		(in millions of yen)
		March 31, 2017
Classification	Type of transaction	Contract amount	Fair value	Valuation gains (losses)
OTC transactions	Credit default options	¥5,914,221	¥(2,181)	¥(2,181)

	Total	—	¥(2,181)	¥(2,181)

Note:	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

		(in millions of yen)
		June 30, 2017
Classification	Type of transaction	Contract amount	Fair value	Valuation gains (losses)
OTC transactions	Credit default options	¥5,890,010	¥(1,239)	¥(1,239)

	Total	—	¥(1,239)	¥(1,239)

Note:	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

11.  Per Share Information

The bases for the calculation of basic earnings per common share and diluted earnings per common share for the periods indicated were as follows:

	(in yen)
	For the three months ended June 30,
	2016	2017
Basic earnings per common share	¥13.76	¥21.58
Diluted earnings per common share	13.71	21.50

	(in millions of yen)
	For the three months ended June 30,
	2016	2017
Profits attributable to owners of the parent	¥188,924	¥289,025
Profits not attributable to common shareholders	—	—
Profits attributable to owners of the parent related common shares	188,924	289,025

	(in thousands)
	For the three months ended June 30,
	2016	2017
Average number of common shares during the periods	13,721,696	13,389,288

	(in millions of yen)
	For the three months ended June 30,
	2016	2017
Diluted earnings per share
Adjustment to profits attributable to owners of the parent	¥(486)	¥(1,098)
Adjustment related to dilutive shares of consolidated subsidiaries and others	(486)	(1,098)

	(in thousands)
	For the three months ended June 30,
	2016	2017
Increase in common share	16,765	711

	For the three months ended June 30,
	2016	2017
Description of antidilutive securities which were not included in the calculation of diluted earnings per share but which materially changed after the end of the previous fiscal year	—	Share subscription rights issued by equity method affiliates: Morgan Stanley Stock options — 0 million units as of March, 2017

12.  Subsequent Events

 I. Cancellation of Own Shares

MUFG resolved, at a meeting of the Board of Directors held on May 15, 2017, to cancel shares of its common stock in accordance with the provisions of Article 178 of the Company Act. The cancellation was carried out on July 20, 2017.

(1)	Reason for the cancellation: To enhance shareholder returns, improve capital efficiency and conduct capital management flexibly

(2)	Type of shares canceled: Common shares of MUFG

(3)	Number of shares canceled: 141,158,900 shares (equivalent to 1.00% of the total number of shares issued before the cancellation)

(4)	Cancellation date: July 20, 2017